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                                                                     Exhibit 4.5

                       FIRST AMENDMENT TO RIGHTS AGREEMENT

                  THIS FIRST AMENDMENT TO RIGHTS AGREEMENT (this "Amendment") is entered into as of December 3, 2001 by and between HARRIS TRUST COMPANY OF CALIFORNIA (hereinafter referred to as the "Rights Agent"), and AVANT! CORPORATION (hereinafter referred to as the "Company"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Rights Agreement (defined below).

                  WHEREAS, the Rights Agent and the Company are parties to that certain Rights Agreement, effective as of September 4, 1998 (the "Rights Agreement"); and

                  WHEREAS, pursuant to Sections 27 and 34 of the Rights Agreement, on December 3, 2001, the Board of Directors of the Company amended the Rights Agreement as described herein; and

                  WHEREAS, pursuant to Section 27 of the Rights Agreement, such amendment shall be evidenced by a writing signed by the Company and the Rights Agent

                  NOW, THEREFORE, the Rights Agreement is hereby amended as follows:

1. DEFINITION OF ACQUIRING PERSON. The definition of "Acquiring Person" in
Section 1 (Certain Definitions) of the Rights Agreement is amended and restated in its entirety to read as follows:


                  "'Acquiring Person' shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15%, or in the case of (i) a Grandfathered Stockholder other than a Second Tier Grandfathered Stockholder, 20%, or
         (ii) a Second Tier Grandfathered Stockholder, the greater of 15% or such percentage as is beneficially owned by each Amerindo Holder plus 1% or more of the Common Shares of the Company then outstanding but shall not include (i) the Company, (ii) any Subsidiary of the Company,
         (iii) any employee benefit plan of the Company or any Subsidiary of the Company, (iv) any entity holding Common Shares for or pursuant to the terms of any such employee benefit plan or (v) any Person designated by the Board of Directors of the Company as an "Exempt Person," unless and until such Person shall thereafter become the Beneficial Owner of additional shares constituting 1% or more of the Common Shares of the Company then outstanding otherwise than in a transaction or series of transactions approved prior to such transaction or transactions by the Board of Directors of the Company. Notwithstanding the foregoing, (1) no Person shall become an `Acquiring Person' as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% (or such other percentage as would otherwise result in such person becoming an Acquiring Person) or more of the Common Shares of the Company then outstanding; PROVIDED, HOWEVER, that if a Person shall so become the Beneficial Owner of 15% (or such other percentage) or more of the Common Shares of the Company then outstanding by reason of an acquisition of Common Shares by the Company and shall, after such share purchase by the Company, become the Beneficial Owner of an additional 1% of the outstanding Common Shares of the Company, then such Person shall be deemed to be an `Acquiring


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         Person'; and (2) if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an `Acquiring Person,' as defined pursuant to the foregoing provisions of this paragraph, has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an `Acquiring Person,' as defined pursuant to the foregoing provisions of this paragraph, then such Person shall not be deemed to have become an `Acquiring Person' for any purposes of this Agreement."

2. DEFINITION OF FINAL EXPIRATION DATE. The definition of "Final Expiration Date" in Section 1 (Certain Definitions) of the Rights Agreement is amended and restated in its entirety to read as follows:


                  "'Final Expiration Date' shall mean the earlier to occur of
         (i) the date and time immediately prior to the effective time (the "Effective Time") of the merger (the "Merger") of the Company with and into Maple Forest Acquisition L.L.C., a Delaware limited liability company (the "Merger Sub"), as contemplated by that certain Agreement and Plan of Merger, dated as of December 3, 2001, among the Company, Synopsys, Inc. and Merger Sub (the "Merger Agreement") (in which case, for purposes of the Agreement and notwithstanding any provision to the contrary therein, the "Close of Business on the Final Expiration Date" shall mean the Effective Time), and (ii) September 4, 2008.'"

3. TERMINATION OF THE RIGHTS AGREEMENT. Notwithstanding any provision in this Amendment or the Rights Agreement to the contrary, the Rights Agreement shall terminate and shall be of no force or effect immediately prior to the Effective Time of the Merger. If the Merger Agreement has been terminated prior to consummation of the Merger, the Rights Agreement shall not terminate and shall continue in full force and effect in accordance with its terms.

4. GENERAL PROVISIONS.


         (a) Successors and Assigns. The provisions of this Amendment by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

         (b) Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

         (c) Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts to be made and performed entirely within such State.


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         (d) Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.


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         IN WITNESS WHEREOF, the parties have executed this Amendment on the date first hereinabove stated.

COMPANY:                                    RIGHTS AGENT:

AVANT! CORPORATION                          HARRIS TRUST COMPANY OF CALIFORNIA,
                                            as Rights Agent

By: /s/ Scott Spangenberg                   By:
                                               ---------------------------------

Its: Corporate Controller                   Its:
                                               ---------------------------------



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